600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

June 20, 2011

Via EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Legacy Reserves LP
Registration Statement on Form S-3
Filed May 25, 2011
File No. 333-174488

Dear Mr. Schwall:

     Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 15, 2011, with respect to Legacy’s Registration Statement on Form S-3 initially filed with the Commission on May 25, 2011, File No. 333-174488 (the “Registration Statement”). Each response below has been prepared and is being provided by Legacy, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

     Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.

     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

H. Roger Schwall
June 20, 2011

Registration Statement on Form S-3

Signatures

1.	With respect to Iron Creek Energy Group, LLC, please revise your filing to clarify the individuals signing in the capacity of such company’s (i) principal executive officer or officers, (ii) principal financial officer, and (iii) controller or principal accounting officer, or persons performing similar functions. Please refer to Instructions 1 and 2 under “Signatures” in Form S-3.

     Response:

     We acknowledge the Staff’s comment. We have revised our filing to remove Iron Group Energy Group, LLC (“Iron Creek”) as a guarantor and registrant. Iron Creek does not own any oil and gas properties and only minimal other assets, and we are in the process of merging Iron Creek with and into another wholly owned guarantor subsidiary of Legacy, which will be the surviving entity in the merger. Since Iron Creek will not guarantee any debt securities issued by Legacy, it has been removed from the Registration Statement as a potential future guarantor and registrant, and the relevant signature page has been deleted.

Exhibit 5.1

2.	Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to “Delaware General Corporation Law, the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act” includes the statutory provisions and reported judicial decisions interpreting these laws. Please file counsel’s written confirmation as correspondence on the EDGAR system.

     Response:

     Andrews Kurth LLP has filed as correspondence written confirmation that it concurs with the Staff’s understanding that the reference and limitation to “Delaware General Corporation Law, the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act” in Andrews Kurth LLP’s legal opinion filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and reported judicial decisions interpreting these laws.

3.	In addition, the legality opinion must not exclude the corporate laws of the jurisdiction of incorporation or organization of any of the guarantors. In that regard, we note that Iron Creek Energy Group, LLC is organized in Wyoming. However, we note that the limitation set forth in the final paragraph of the opinion at page 6 appears to exclude the laws of the State of Wyoming. Please obtain and file a revised legality opinion.

H. Roger Schwall
June 20, 2011

     Response:

     We acknowledge the Staff’s comment. Iron Creek has been removed as a guarantor and registrant. In accordance, Andrews Kurth LLP’s legal opinion has been revised to remove any references to Iron Creek.

     Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to the undersigned at 713-220-4322.

Very truly yours,

/s/ Gislar R. Donnenberg

cc:	Steven H. Pruett,
President and Chief Financial Officer
Legacy Reserves GP, LLC